Filed by Agrium Inc.

(Commission File No. 333-157966)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

CF Industries Holdings, Inc.

Important Information

This communication does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this communication constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent

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business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this communication as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

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AGRIUM INC.

TRANSCRIPT

May 14, 2009

3:00 p.m. ET

***

Mr. Edwin: So, last but not least, we have Mike Wilson, President and Chief Executive Officer of Agrium.

Agrium is probably one of the most diversified fertilize producers in North America and has also made recent investments overseas such as Argentina, and now Egypt. Agrium, as you’re all aware, is in the bidding for CF Industries. And obviously, with the gas situation today, it’s quite understandable, you know, why that is the flavor of the day.

So, without much further ado, let me turn it over to Mike. Mike?

Mr. Mike Wilson: Thanks, Edwin.

And Bruce Waterman, our CFO’s joining me up here if you have any real tough questions. I’ll figure this out.

All right. I’ll give some comments on Agrium, our strategy, what’s happening going forward with the company, and then I’ll get to that lovely subject of CF and those supposedly hostile people.

You’ve seen our forward-looking statements. They’re getting longer and longer.

First point is our strategy. Our strategy’s not changed. If you’ve been following the company, we’re the only global publicly traded company that crosses the entire ag input value chain. We’ve got a great wholesale business—nitrogen, phosphate, potash. We’ve got a great retail business, grown significantly over the last four years and we’re in advanced technologies, which is primarily our slow release urea, called ESN.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 3

We’ve made a number of acquisitions. You can see on the bottom of that, the listing a number of them. We’ve made nine acquisitions in the last four years. And our strategy is to be able to reach across that value chain and pick off opportunities as they come up.

If you look at our growth, we have been a fairly high growth company. You’ve seen we’ve gone from a couple billion dollars in revenue up to well over 10 billion in the last few years.

Our EBITDA has gone up to close to a couple billion dollars in that time period. And what we’re showing there is, assuming we get CF across the line, that CF will take us another step. And you can see CF’s growth in the green bar.

This gives a feeling for the diversity of our business. Our strategy is to diversify by geography, by product and by business. And our view is by doing that, it gives us cash throughout the cycle and it allows us to take advantage of any opportunity that comes along.

So, we can reach over and buy someone who’s in the crop protection chemicals business who’s got branded products, we can get heavier into the retail business, we can reach into the specialty turf and ornamental business and obviously buy NP&K products. And we expand both by Brownfield, Greenfield and M&A.

From a retailer point of view, we’re now the largest retailer. Five years ago, we were about $1 billion in revenue, about 80 million in EBITDA. Last year, we were about 5.5 billion in revenue and 560 million in EBITDA.

And you can see, a lot of people think of us as a nutrient company. In fact, we’re into all parts of the crop input. We did $3 billion of seed and crop protection chemical last year, and our seed business is growing compound around 15 to 20 percent per year, primarily organic. We have private label seed.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 4

Our crop protection chemical business took a huge step up with UAP acquisition. And with the UAP acquisition, we got what’s called the Loveland division, which brings in about 120 different brands of private label chemical.

Why is our retail business so stable? If you look at this map, you can see we have about 800 plus farm centers located around the US. And the reason this business is stable is we’re diversified geographically within the US. As an example, they’re talking about poor weather. Iowa is doing well. Illinois, Indiana not doing well this spring. We’re in all them. We’re in California. We’re in the South.

We’re diversified by product we offer. I told you we had seed and chemical and crop protection products and nutrients. And then, even the crops we serve—we’re on strawberries, we’re on lettuce, we’re on cotton, we’re on corn, we’re on soy bean, we’re on wheat. You name it, we’re on it. And so, we’re not reliant on one product, one final crop or one geography.

When you look at the synergies, we have a team that knows how to bring M&A across the line and we have teams in different businesses that know how to do the integration. And a key when you make an acquisition is not just getting it and bringing it in, but being quite aggressive when it comes to achieving your synergies.

With UAP, we targeted $115 million over three years. It’s been a year this month since we closed the deal. We are very far along on that path. I’m totally confident we’ll get the 115 and are already putting pressure on the team to give me more. They’re not committing to any more at this point.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 5

An example is Royster-Clark. We did Royster about three and a half years ago. It was a hostile takeover. It was a $45 million EBITDA business. We targeted 30 million of synergy and margin improvement over three years and we got 45 million in 18 months. So, when we say we’re gonna deliver something, we do it.

You can see our retail growth. It’s been quite significant. We’re sitting today the largest retailer in the US. The next closest is likely three times smaller than us. And we only have 15 percent share of market. There’s no reason we cannot continue to grow this business, and you’ll see us continue to aggressively grow it.

We set a target four and a half years ago of doubling it in five years. We did that in a year and a half. So, we reloaded and said we’re gonna double it in five years. We did that in the next two years.

And now, I’m sort of looking at the guys saying I’d like to double it again, and they’re rolling their eyes, but we have room to double it. It’s gonna be a very different approach this time, likely smaller acquisitions, but there’s lots of room to grow.

Advanced technologies - I talked about. It’s our newest division. It’s relatively small. Three years ago, it didn’t exist. Last year, about $300 million in revenue, about 50 million in EBITDA.

It’s—we have 50 percent of the golf course business in the US, you know? And what we have is very unique technology. It’s slow release technology. And the good news is it’s got a great economic benefit, but the better news is it has a very good environmental benefit, as well.

And so, when you go to a farmer and say I’ve got an environmental solution for you, he’ll say what can it do for me from a yield point of view. These products, you can use the same amount of nutrient and get about a 10 percent higher yield or use less nutrient and get the same yield. So, they’re growing quite fast.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 6

We built a plant two and a half year ago in Canada just outside of Calgary, about 120, 140,000 ton operation. We’ve expanded it up to close to 200 now. It sold out.

We bought a small operation up in Silicog [sp], Alabama early this year. It’s gonna be sold out quickly. And we’re doing a Greenfield plant right now in the Corn Belt. It’ll be up by next spring.

In wholesale, we’re potash, we’re nitrogen and we’re phosphate, and we also do purchase for resell. We manufacture about 8 million tons of wholesale product and we market somewhere between 15 and 16 million tons.

We run our business units very separate. They’re standalone when it comes to purchasing. As an example, our retail business, anything they buy from Agrium wholesale, they buy a full market price, and they move about 5 million tons of fertilizer, and I think they buy about 20 percent of that from Agrium, the rest from CF, from Terra, from Mosaic, from PCS and also some import product.

Our potash - 2 million ton business. It’s not running at 2 million right now. It’s running significantly below that.

We market about half our product into international markets through Canpotex and the other half in North America. We have a Brownfield expansion of about 800,000 tons that we’re gonna have up by 2012. We are looking at a Greenfield plant, 2 million ton start out, moving up to three. That would not be out before ‘16 or ‘17, 2016 or ‘17.

If you look at our wholesale distribution, you know, you can see it’s very strong in Western Canada, on nitrogen primarily. It gives us a competitive advantage.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 7

We have nitrogen in South America. We have nitrogen operations in Egypt and in Western Canada, every one of them with a competitive advantage on cost, and every one of them with a good market advantage, as well.

We purchased Common Market Fertilizer in July of last year, gave us a toehold into Europe, a good position in Eastern Europe, and it strengthens our relationship when we’re negotiating with the Russian, Ukrainian and Middle East suppliers.

You can see why CF is attractive to us from a distribution point of view. And if you’ve been in commodities, the big difference between ag commodities and any other ones—I was with Dow for 18 years and the President of a company called Methanex—is you need to have very strong distribution. It’s a real money maker for you in season.

If you’re just relying on moving product out and moving it through traders and hoping they have the distribution, you won’t make anywhere near the return.

CF is in the Eastern Corn Belt primarily. We’re in the Western Corn Belt. And it complements very well, and they have a good position in the Gulf Coast. So strategically, it’s a good deal for us.

Let me talk about CF for a second because I’ve got a billion questions on them today. First of all, there’s a lot of rhetoric that we don’t call, and therefore, we’re not serious. There’s comments that we can’t be serious because we didn’t put forward a slate of directors. There’s comments that we’re not committed, we’re just trying to break up the CF Terra deal. Well, that’s all crap.

If you look at it, you know, we didn’t call because we didn’t think we’d get our calls returned. We’re now calling and the calls are getting returned saying we don’t want to talk to you. So, you know, that’s behind us.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 8

If you look at we’re not serious, we didn’t put forward a slate, I’ve been very clear. The reason we didn’t put forward a slate, on February 11th, we looked at it, we had the option of doing it. We did not have our financing committed. And we are not the kind of company that would ever do a deal this size unconditional financing without the financing committed. We got the financing about 12 days later and moved within 24 hours.

As far as CF and Terra, if we don’t get CF, all the best to them. I love consolidation. So, you know, I’ll be there rooting for them if we don’t go forward.

If you look at it, we are determined to get it across. You know, in fact, there was an article in the paper today saying that Mike Wilson—I can’t remember what the term—there’s so many darn articles on this. It was sort of like I didn’t think we’d succeed or if we didn’t get it at a certain level, we wouldn’t succeed.

We have a very good value on the table. We’re determined. We’re committed. We don’t hire bankers. We don’t hire—get 1.4 billion in financing lined up. We don’t go to all this effort just to entertain ourselves.

We’re committed and this is very valuable. If you look at the compelling logic of it, a CF shareholder gets a significant premium, and I’ll show you that. A CF shareholder gets an option to take it in cash or shares. A CF shareholder gets to write up with our share price.

If they don’t want the cash and they want shares, they can put in on the tender offer for all shares. If they don’t get prorated, they’ll get all shares. If they get prorated, you can take the cash and go buy us, you know?

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 9

So, it’s a good deal. Take your premium, take the cash, and then decide what you’re gonna do with the cash.

From an Agrium point of view, it’s very compelling from a distribution perspective. It gives us that Eastern Corn Belt. It gives us the Gulf Coast. It triples our phosphate. It triples our UAN. And from an Agrium point of view, we’re gonna generate $150 million of synergy and margin improvement.

The $85 offer is a 55 percent premium, and I’ll show you some graphs. We’ll try to confuse you with math like we all do. And it’s a cash or stock, as I said.

And what we’re gonna need to do to get this across the line—I’m hoping actually—we haven’t heard from CF. I’m hoping they say this bid of yours is a fair bid. Let’s sit down and talk. That would be very pleasant if they come back to us on that.

If they don’t, we need you as shareholders to give them a call, to get together and say what are you doing, you know? I thought you represented the shareholders, not just management. So, we’re hoping you’ll do that.

First question when you get into valuation is what is their stock price today if we hadn’t been in here? What’s their unaffected stock price? And you’ll hear numbers all over the place.

The way we look at this is we go back to May 15th and we say, where were they trading on May 15th, and then what’s happened in the market. And the peers in the market have moved up 39 percent.

Now, you can argue the peers in the market have moved up 39 percent because Agrium’s trying to get CF and CF’s trying to get Terra and everybody’s spreading the rumor that BHB is gonna buy Mosaic or PCS. And if you take all that M&A stuff out of there, it might be a little lower.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 10

But, we’ve said, okay, on May 15th, that’s where they were trading. Their cash on May 15th was worth about $12 and something. I don’t think that cash has appreciated by 39 percent. If it has, I’d like to find out where I can put my money, my cash to do that.

And so, we’ve looked and said, on a net value basis, where would they be. And we come up with about $60.88, so about a $61 stock. So, we’re saying, if we weren’t in there, they’d be in that low 60s.

UBS has come out and put a target on them at $62. Goldman’s got a target on them at $66. If you say we’re going to pay a premium on the cash, you’re at $65. So, our view is the unaffected price of CF’s stock is somewhere in that 60 to $65, so in the low 60s range.

If you take that—now, you’ve got to remember, that stock’s already had a 39 percent appreciation since January 15th. Again, taking out the cash, we’re offering them a 55 percent premium on a stock that’s already gone up 39 percent, or 40 if you assume we have to pay a premium for the cash component.

So, we think we’ve got a very, very fair offer in there on the table. And as I said, we hope they do come and talk to us, and hopefully very soon.

Another way of looking at valuation is CF has gone public and said Terra should engage with them. They’ve got a fair offer on the table for Terra. They don’t understand why Terra won’t talk to them.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 11

Our offer is a 5.3 multiple on an EBITDA basis. Theirs is a 3.9. So, we’re offering a 36% premium over what CF is offering Terra. So again, you know, our view is if what you offered Terra is fair and they should talk, you should be talking to us.

The other thing is if you look at the Agrium share that you’ll be getting, in the last 12 months, we traded about 50 percent higher on an enterprise value to EBITDA basis than CF. So, you as a shareholder get $40 in your pocket. You can turn around and buy more Agrium stock with it, which we’d appreciate, and you get an Agrium share.

So, if you wrap it up, you know, we are determined. Don’t get the wrong impression. You know, are we gonna—are we in here to muddle up something? No. Are we really serious? Absolutely. Do we want this across the line? Absolutely.

You know, our bid is very fair. It’s superior to any other value we can see other than if you want to ride in the nitrogen cycle and hope we get back up to very high numbers.

You know, if you look at the ARB spread, it’s fairly high right now. There’s a great way to narrow that spread - just take the poison pill off and talk to us, and I’ll bet you that spread narrows real quick.

And if you look at it, you know, we need your help. You know, we need the shareholders to talk to CF, make sure they understand where you are and help get this across the line.

So, if you look at Agrium, it’s a very unique company. It’s across the value chain, largest retailer by a factor of three. I want to double that business.

Advanced technologies - there’s not a lot of people in that sector. We’ve taken it from a zero to a leadership position. I’d like to at least double that business.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 12

Our potash - we’re gonna expand on Brownfield. We’re looking very seriously at Greenfield.

Our nitrogen - we’re strengthening our distribution position with things like CFM, and we would love to do CF. So, on that, I’ll open it up for questions.

Don’t let Edwin ask a question.

Mr. Edwin: Well, maybe I’ll just start it. I won’t ask a difficult question, I promise.

Let’s just step back from this and look at it a different way. I mean, whether you get CF or you don’t get CF, that doesn’t change your operating competitive position as far as I see, unless you think there is some huge market disadvantage of the combination that results from CF and Terra.

I mean, so I guess what I’m trying to understand is, I mean, it doesn’t really hurt you if you don’t get CF. Am I correct, or am I mistaken?

Mr. Mike Wilson: You’re mistaken, Edwin. It—there’s a couple of things. One, you said it doesn’t give us a market competitive advantage.

You know, what a lot of people lose site of is we do manufacture 8 million tons, but we market close to 16 million tons. And a lot of that product’s coming in the Gulf Coast and a lot of product’s coming in the East Coast.

What CF does is it allows us to strengthen our position in the East Coast, significantly strengthen our position in the Gulf Coast, gives us more critical mass where when we negotiate in Russia, Ukraine, Middle East for product, we’ve got greater ability to negotiate. So, it does help us.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 13

Now, if we don’t get it, am I gonna go back and, you know, not have anything to do? Absolutely not.

Mr. Edwin: No, and that’s what I’m saying.

Mr. Mike Wilson: Yeah.

Mr. Edwin: It’s not a huge disadvantage.

Mr. Mike Wilson: It’s not a huge disadvantage if we don’t get it is, but it is—you know, obviously, it’s an advantage if we do. You know, our shareholders say to us, look, Mike, we understand why you’re doing this, we understand the marketing logic. We trust you. You’ll get the synergies. Don’t blow your brains out on this.

And, you know, we will reach the appropriate value with CF hopefully sooner than later. And so, it’s sort of in between what you’re saying, Edwin.

If CF gets Terra, that doesn’t bother me at all. It doesn’t hurt my competitive position, doesn’t create any angst for me. If we get CF, it does make me feel better from a market point of view because you’re seeing Agrium grow from a 10 million ton marketer of nutrients three years ago to a 16 million today and you’re gonna see us continue to grow likely in towards 20.

Unidentified Man: Sorry. Try that again. Okay.

How do you see the positive and the negatives for growth over the next 12 to 18 months?

Mr. Mike Wilson: Positive and negatives on growth over the next 12 to 18 months? Since you made it 12 to 18, very, very positive.

You know, if you look at what’s going on today, our spring, our nitrogen’s coming in about on a normal basis. Our phosphate and potash, we originally thought this is a retail business, we thought would be off about 30 percent, and now we think it’s gonna be off more than that.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 14

There’s a lot of angst out there as to what’s going on. Our view going into the fall—you know, we think we’re gonna have our normal, come out of the spring on a short term basis, drop off. We think the retailers are gonna load a little later than they normally do. But, when we look at the fall of ‘09 and the spring of ‘10, we’re very, very positive.

Unidentified Man: There was a lot made—a lot of publicity earlier this week, Mike, about the—this current Administration’s desire to more stringently enforce antitrust laws and regulations. Obviously, a little premature in this case, but can you speak to that as it relates to what you’re doing here with CF?

Mr. Mike Wilson: Yeah, it’s—first of all, you don’t believe everything you read in the newspaper. You know, there has been a lot said about Obama’s Administration and are they gonna take a stronger look at—from an FTC point of view.

We’ve done a lot of work with the FTC. As I say, we’ve done nine acquisitions, and one, two, three of those in the US—four of them. And so, we’ve got a fair amount of experience with the FTC.

When we look at the assets we’re trying to acquire with CF and we look at whether they’re overlapped or complementary, they’re quite complementary. And so, on the US side, we’ve sat down, we’ve—we’re in dialog with them.

We don’t see any material impediment to getting in this. And it’s the same in Canada. You know, it’s the Competition Bureau in Canada. We sat with them, as well, and are going through it.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 15

You know, they’re obviously not gonna give the answer till last minute. But, you know, I don’t believe the current Administration is gonna say they don’t want a Canadian company to buy a US company. And so, failing that kind of thing, when you look at the assets, there’s not a huge overlap.

Unidentified Man: Excuse me.

The 8 million tons that you market but don’t manufacture, today, what do you purchase from CF and what—where will that number go?

Mr. Mike Wilson: I’m sorry. Today, what do we do?

Unidentified Man: Of the 8 million that you buy—you said you buy from various other manufacturers. How many tons come from CF? That’s question number one.

And when you work out your 150 million in synergies, how do you go through the math of presuming a higher operating rate or do you at all?

Mr. Mike Wilson: First of all, to be honest, I don’t know the exact amount we buy from CF. I don’t know whether you know that, Bruce?

Mr. Bruce Waterman: No. I know they’re in our top five suppliers, but I don’t know the exact tonnage.

Mr. Mike Wilson: Bruce is saying they’re in the top five.

You know, we’re great customers of PCS, Mosaic, Terra and CF. But, you know, it’s—I’m not sure they’re our number one, but there’s—we buy a sizeable amount from them. And assume with or without this deal, we’ll still do the same amount.

And then, production rate - I think they’re operating pretty close to capacity. You know, their phosphate may be a little below, but they seemed in the first quarter like they really pushed a lot of phosphate out.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 16

Unidentified Man: If you did buy them, the tons would not go up. Is that correct?

Mr. Mike Wilson: If we buy them, their production tons would not go up?

Unidentified Man: No, the amount that you buy from them would not go up? You said—.

Mr. Mike Wilson: —The amount that we buy from them would not go—it depends on what their price is. Our retail makes their own decisions.

Unidentified Man: Okay.

Mr. Mike Wilson: You know, like I say, our retail buys 20 percent of their product from Agrium today. That would be part of Agrium Wholesale. And if they could get a better deal from Terra, they’d buy it from Terra. If they—nitrogen - if they can get a better deal from Mosaic on phosphate, they would buy from Mosaic and challenge the operation of CF to get the maximum return they could, as well.

Unidentified Man: Hmm.

Mr. Mike Wilson: So, it’s an arm’s length relationship. I would hope it would go up, but it’ll go up based on economics, not on the fact that they’re a related company.

Unidentified Man: Thank you.

Unidentified Man: To what extent do you find competition a factor in the places?

Mr. Mike Wilson: Sorry, can you—one more time?

Unidentified Man: To what extent is foreign competition effect on pricing?

Mr. Mike Wilson: Foreign competition has a huge effect on pricing. In fact, if you look at nitrogen, phosphate and potash, the pricing’s set globally. In the US, the majority of the supply in the Gulf Coast—it’s coming in through the Gulf Coast from offshore. That is not gonna change. If anything, it’ll likely get bigger with time.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 17

And so, if you want to know what nitrogen pricing is, you don’t look at the cost position or the supply demand dynamics in North America. You look at the cost position of the Ukraine and you look at where the Chinese are gonna be important and exporting. And that’s what sets the price.

In the market today, the price is being set by the high cost producer, who happens to be the Ukrainians. If their gas cost goes down, the price will come down with it.

And in phosphate, you’re looking at the Moroccans, Chinese export. And in potash, you’re looking at the Russians, the Germans and the Israelis.

So, these three commodities are truly global commodities, and pricing has nothing to do with the North American supply/demand dynamic.

Mr. Edwin: I guess just as an overall market question, you know, what sort of conditions do you think you’d need to see before we see global pricing return to a demand driven type situation as opposed to right now, we have this supply driven type pricing where it’s being supported by the high cost producer, because clearly, in ‘06, ‘07 and ‘08, we were definitely in a demand driven environment?

Mr. Mike Wilson: That’s a good question, Edwin.

The—with corn above 4.50 at $5, you’re gonna see the demand go up, and especially given the cutbacks that we’ve had around the world in potash and in North American potash and phosphate. So, I think you could see it as early as the spring of ‘10, possibly the fall of ‘09.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 18

But, I think that, you know, it depends on how the—if we have a 9 percent stock to use ratio coming out of corn this year, I think you’re gonna keep upward pressure on corn pricing. The demand for grain’s not gonna go away.

And so, I think you could see as early as a year from now back to that demand driven rather than supply driven cycle.

Mr. Edwin: So, if I—oh, sorry—go ahead.

Unidentified Man: Thank you.

Does that also go for phosphate, as well? Just, you know, looking at last year’s price, you had—I don’t want to say once in a lifetime set of situation for sulfur that got it into kind of an aberrant price and it’s hard to believe that the Moroccans are gonna be in a position any time soon to be charging the kind of prices that they charged last year. And ammonia, too, is likely to be $300 or less, plus or minus $300 or less.

So, do you envision a situation where phosphate can really go up much in the—even with pretty decent demand for quite a while? By quite a while, I mean two planning seasons?

Mr. Mike Wilson: I can see a situation where phosphate, potash and nitrogen tighten up. Do I see phosphate going to $1,200? Certainly not in our plans.

But, you know, how the Moroccans price their rock is up to themselves, obviously. They enjoyed $400 rock. I think they’ll remember those days. They might not get to 400, but they’ll likely take it up above 100 if the market tightens, I would assume.

Nitrogen, ammonia, urea, UAN will go based on supply/demand dynamics. Phosphate will go up, as well.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 19

There’s not a lot of excess capacity. In phosphate, the excess capacity is really in China if they want to let it come out. And then, it’s, you know, some of the shut in capacity.

The demand—what we’re getting is a sort of a whipsaw where it’s not just that people are putting less down, but the retailers, the chain is de-inventorying. And so, we’re getting a bigger reduction in demand than really is there.

And what could happen by the spring of next year is you get just the opposite. You know, if you look at potash, if the—when the Chinese settle, if they settle. They’re gonna have to settle and the Indians settle and they decide that they want to rebuild their inventories, you know, back in 2006, after they’d settled in July, they came to us and said we’d like more than we normally take per month.

And we said, well, we don’t have it. And so, we gave them a little bit extra and it tightened up the market. Once the market started to tighten up, others panicked and said, oh, my God, the market’s tightening, so they started buying more.

So, where you could get into a—I think we’re in a situation globally where pricing is gonna be much more volatile than it has been in the last five or ten years. And that’s because of this whipsaw and inventories dropping to zero, and then everybody panicking and trying to fill them up for three quarters. I’m not planning $1,200 phosphate, though.

Unidentified Man: I have a general question. Would the acquisition of Key Trade by CF Industries—what did you think of that acquisition and does Agrium have ambitions to become more present in the international trade of fertilizers?

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 20

Mr. Mike Wilson: I’ll answer the second one first and then get to the first one. Absolutely, we do have ambitions to be more and more into the international fertilizer market. That’s why we bought CMF Fertilizers.

We have a toehold in South America and Argentina with both Propertiel [sp] and our retail. We’re expanding that into Uruguay and Chile. I’d like to be in Brazil some day. And so, you will see us more and more international as a company from a marketing point of view.

And then, CF’s acquisition of Key Trade, I assume it was a good acquisition. They’re a good organization. They have a small equity position in it.

If we did CF - and hopefully we will get it across the line—I think our common market fertilizer combined with the interest in Key Trade would be very positive.

Unidentified Man: Hey, Mike. Just a question—you guys have certainly done a lot in a lot of different areas over the years.

When you think about how you prioritize, you know, your time and the places your capital goes, what are the kind of metrics or what’s the thought process that you go through to prioritize, you know, your limited time and resources?

Mr. Mike Wilson: Well, you’re right - we do have limited time and resources, and we have been quite busy. The good news is I’ve got a great team from an M&A point of view. We’ve been through enough of these deals, they know how to get them, they know how to structure them - great financing through Bruce and his team. And I’m confident that our people can implement.

The way we prioritize is typically on return. And we’ve got different hurdle rates. If we’re going into Argentina or if we’re going into China, it’s a very different hurdle rate than into the US or Europe. If we’re going into Nitrogen, it’s a different hurdle rate than potash.

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And so, we’ve got different hurdle rates for different businesses, and we prioritize based on the opportunities in front of us, what sort of capital it requires. We’re very conservative from a capital point of view. We’ve purposely structured CF so their debt to debt plus equity post the deal would not be over 40 percent because we want to leave room for these other growth opportunities.

The only other thing that gets involved in prioritization as an example is we’re in the middle. We’re a year into UIP. I have no problem with us buying 20 or 30 or 40 farm centers here or there, but we would not take a large retail acquisition today just because you’ve got to make sure you can digest what you’ve got.

And so, it’s a combination of—wholesale has no problem today. They’re not working on a big acquisition. They can manage and work with CF.

The retail business, I would not want to put a large one on them. But, the real answer is it’s done on a, you know, return on capital and return basis.

Thank you very much.

BMO Capital Markets 2009 Agriculture, Protein & Fertilizer Conference	05/14/09 - 3:30 p.m. ET - 22